

02006394

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AM Razo & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Newport Center Drive, Suite 200
(No. and Street)

Newport Beach, CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Maas 949 - 719-1146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight, Cooney & Monaghan, LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin St., Suite 475 Irvine CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ron Maas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AM Razo & Company Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL PURPOSE ACKNOWLEDGEMENT

State of California

County of Orange

On, March 27, 2002, before me, Jeff B Norberg,

personally appeared Allen Haight,

☐ personally known to me - OR –

☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

Jeff B Norberg

Signature of Notary Public

(Place Notary Seal below signature)


JEFF B. NORBERG
Comm. # 1236382
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Oct. 3, 2003

Though the information below is not required by law it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document:

Title or Type of Document:

____

Document Date______________
Number of Pages______________

Signers(s) Other Than Named Above

____

AHC&M ALLEN, HAIGHT, COONEY & MONAGHAN LLP
Certified Public Accountants

Board of Directors
A.M. RAZO & COMPANY SECURITIES, INC.

In planning and performing our audit of the financial statements and supplemental schedule of A.M. Razo & Company Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptible provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620
Donald L. Allen • R. Lee Haight • David C. Cooney • Thomas F. Monaghan • E-Mail: ahc@ahcllp.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Allen, Haight, Long & Monaghan LLP

March 4, 2002


NASD
REGULATION
An NASD Company

February 28, 2002

Ron Maas
Executive Vice President
A.M. Razo & Company
110 Newport Center Drive, Suite 200
Newport Beach, CA 92660

Re: Request for Annual Audit Extension

Dear Mr. Maas:

This is in response to your correspondence dated February 21, 2002 requesting an extension of time, in which to file your Annual Audit Report for the fiscal year ending December 31, 2001.

I understand the pertinent facts to be as follows:

Your external auditors have asked for more time to be able to complete A.M. Razo's annual audit report.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5, paragraph (a)(5), A.M. Razo & Company is hereby granted an extension of time of 30 calendar days from March 1, 2002, in which to file its annual report of financial condition for the fiscal year ending December 31, 2001. This annual audit must be received on or before **March 31, 2002.**

If you have any further questions, please contact your examiner, Megan E. Vidaurri at 213/613-2652.

Sincerely,



Lusana Gee
Supervisor
213/613-2607


RECEIVED
APR - 1 2002
365
PROCESSING
SECTION
WASH, D.C.

A.M. RAZO & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

AND

INDEPENDENT AUDITOR'S REPORT


AHC&M
ALLEN,
HAIGHT,
COONEY &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
A.M. RAZO & COMPANY SECURITIES, INC.

We have audited the accompanying statement of financial condition of A.M. Razo & Company Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.M. Razo & Company Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Allen, Haight, Cooney & Monaghan LLP

March 4, 2002

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620
Donald L. Allen • R. Lee Haight • David C. Cooney • Thomas F. Monaghan • E-Mail: ahc@ahcllp.com

A.M. RAZO & COMPANY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	51,081
Trading securities		137
Accounts receivable - affiliate (Note 2)		8,371
Note receivable - stockholder (Note 2)		86,385
Vehicle, net of accumulated depreciation of $9,324 (Note 3)		18,645
Total assets	$	164,619

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable - affiliate (Note 2)	$	3,301
Income taxes payable (Note 6)		23,122
Note payable (Note 3)		10,523
Total liabilities		36,946
Commitments (Note 4)		
Stockholder's equity:		
Common stock, $.002 par value, 1,000,000 shares authorized, 255,000 shares issued and outstanding		510
Additional paid-in capital		21,645
Retained earnings		105,518
Total stockholder's equity		127,673
Total liabilities and stockholder's equity	$	164,619

The accompanying notes are an integral part of these financial statements.

A.M. RAZO & COMPANY SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Consulting income (Note 2)	$	11,685
Net realized gain on trading securities		15,637
Interest income		592
		27,914
Expenses:		
Employee compensation and benefits		5,919
Communications		4,623
Occupancy		10,546
Other operating expenses		22,777
Net unrealized loss on trading securities		34,834
Interest expense		117
		78,816
Loss before income tax benefit		(50,902)
Income tax benefit (Note 6)		(8,816)
Net loss	$	(42,086)

The accompanying notes are an integral part of these financial statements.

A.M. RAZO & COMPANY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional		Total
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balances at December 31, 2000	255,000	$ 510	$ 14,645	$ 147,604	$ 162,759
Additional paid-in capital (Note 2)			7,000		7,000
Net loss				(42,086)	(42,086)
Balances at December 31, 2001	255,000	$ 510	$ 21,645	$ 105,518	$ 127,673

The accompanying notes are an integral part of these financial statements.

A.M. RAZO & COMPANY SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss	$	(42,086)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,459
Deferred income taxes		(9,616)
Net unrealized loss on trading securities		34,834
(Increase) in trading securities		(644)
Decrease in accounts receivable - affiliate		47,780
Increase in accounts payable - affiliate		3,267
(Decrease) in accrued payroll and payroll related expenses		(3,151)
Increase in income taxes payable		800
Net cash provided by operating activities		38,643
Cash flows from investing activities:		
Increase in note receivable - stockholder		(8,341)
Net cash (used in) investing activities		(8,341)
Cash flows from financing activities:		
Payments on note payable		(5,473)
Additional paid-in capital from stockholder		7,000
Net cash provided by financing activities		1,527
Net increase in cash and cash equivalents		31,829
Cash and cash equivalents at beginning of year		19,252
Cash and cash equivalents at end of year	$	51,081

(Continued)

A.M. RAZO & COMPANY SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001
(Continued)

Supplemental disclosures:

Cash paid during the year for:		
Interest	$	117
Income taxes	$	0

The accompanying notes are an integral part of these financial statements.

A.M. RAZO & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

A.M. Razo & Company Securities, Inc. (the Company) was incorporated in August 1997 under the laws of the state of California. The Company conducts business as a broker and dealer in securities, primarily in California. The Company is a member of the National Association of Securities Dealers, and S.I.P.C. The Company provides investment banking services which include public and private placement of securities and advisory services, such as consulting on mergers and acquisitions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Trading Securities

Trading securities consist of equity securities and stock options owned and are carried at fair value or amounts that approximate fair value. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on valuation pricing models that consider, among other factors, exercise price, current market prices, time value, and volatility factors of the underlying position.

Vehicle

The vehicle is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes.

A.M. RAZO & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

As of December 31, 2001, the Company received consulting fees of $11,685 from A.M. Razo & Company Capital Partners, Inc. (Partners), a related entity through common ownership, and engaged in transactions with Partners resulting in accounts receivable at December 31, 2001 of $8,371 and accounts payable of $3,301.

During the year ended December 31, 2001, the Company received $7,000 in additional paid-in capital from the stockholder. In addition, the Company advanced $8,341 to the stockholder resulting in a note receivable balance at December 31, 2001 of $86,385.

NOTE 3 - NOTE PAYABLE

The note payable at December 31, 2001 consists of a $10,523 note with $6,487 and $4,036 due in 2002 and 2003, respectively. The note is collateralized by a vehicle, bearing interest at 0.9%, due in monthly installments of $506 including interest through August 2003.

NOTE 4 - COMMITMENTS

The Company rents office space under a month to month agreement. Rent expense was $8,914 for the year ended December 31, 2001.

The Company is required to maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At December 31, 2001, the Company has $25,000 of blanket brokers bond insurance in effect.

A.M. RAZO & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule prohibits the Company from withdrawing equity capital or paying cash dividends if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital of $12,732 which was $7,732 in excess of required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.08 to 1.

NOTE 6 - INCOME TAX BENEFIT

The components of the income tax (benefit) are as follows for the year ended December 31, 2001:

Current	
Federal	$ 0
State	800
	800
Deferred	
Federal	(6,476)
State	(3,140)
	(9,616)
	$ (8,816)

A.M. RAZO & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 6 - INCOME TAX BENEFIT (Continued)

A reconciliation of the income tax (benefit) to the amount of income tax (benefit)/expense that would result from applying the federal statutory rate (34%) to the loss before income tax benefit is as follows:

Income tax benefit at statutory rate	$	(17,579)
Unrealized loss on trading securities and stock options owned		11,844
Other		(3,081)
	$	(8,816)

Deferred tax assets and liabilities include the following components:

Deferred tax assets:		
Depreciation	$	585
Net unrealized loss on trading securities		14,923
Net operating loss carryforwards		6,044
		21,552
Less valuation allowance		(21,552)
		0
Deferred tax liabilities		0
Net deferred taxes	$	0

As of December 31, 2001, the Company has net operating loss carryforwards totaling approximately $14,000 to offset federal and state income in future years. These carryforwards will expire for the years ending December 31, 2021 for federal purposes and December 31, 2008 for state purposes.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 2001 has been established to reflect these uncertainties.

A.M. RAZO & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 7 - SIGNIFICANT EVENTS

In June 2001, the sole-stockholder/president of A.M. Razo passed away. As a result, revenues and expenses sharply declined in the following months. An outside group is attempting to acquire the Company from the sole-stockholder's estate. As of December 31, 2001 a settlement agreement has not been reached.

A.M. RAZO & COMPANY SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL

Total stockholder's equity qualified for net capital	$	127,673
Add:		
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		127,673
Deductions and/or charges:		
A. Non-allowable assets		
Accounts receivable - affiliate		8,371
Note receivable - stockholder		86,385
Property and equipment		18,645
		113,401
Net capital before haircuts on securities positions		14,272
Haircuts on securities		
A. Money market funds and trading securities		1,043
B. Undue concentration		497
		1,540
Net capital	$	12,732

(Continued)

A.M. RAZO & COMPANY SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001
(Continued)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Income taxes payable	$	23,122
Accounts payable		3,301
	$	26,423

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital at 1500%	$	7,732
Excess net capital at 1000%	$	10,090
Ratio: Aggregate indebtedness to net capital		2.08 to 1

(Continued)

A.M. RAZO & COMPANY SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001
(Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (Unaudited) Focus report	$	43,222
Audit adjustments to record:		
Adjustment of expenses to actual		(3,301)
Adjustment of trading securities to market		(34,465)
Income tax benefit		8,816
Haircuts on securities:		
Money market funds and trading securities		(1,043)
Undue concentration		(497)
		(30,490)
Net capital	$	12,732

Refer to Note 5 of the financial statements regarding the net capital as of December 31, 2001.

The Company is exempt from reserve requirements under rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2001, the Company was in compliance with the exempting provisions of this rule.

The accompanying notes are an integral part of these financial statements.